Filed by Allego N.V.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Allego N.V.

Commission File No. 001-41329

Date: September 22, 2023

Allego N.V. Announces Extension of Exchange Offer and Consent Solicitation Relating to Warrants

ARNHEM, Netherlands – September 22, 2023 – Allego N.V. (NYSE: ALLG) (“Allego” or the “Company”) today announced the extension of the expiration date of its exchange offer (the “Offer”) and consent solicitation (the “Consent Solicitation”) relating to its outstanding warrants to purchase ordinary shares of the Company, nominal value € 0.12 per share (the “Ordinary Shares”), which warrants trade on the New York Stock Exchange (the “NYSE”) under the symbol “ALLG.WS” (the “Warrants”). As a result of the extension, the Offer is now scheduled to expire at Midnight (end of day), Eastern Time, on September 28, 2023, or such later time and date to which the Company may extend, as described in the Company’s Schedule TO and Prospectus/Offer to Exchange (the “Expiration Date”). Tendered Warrants may be withdrawn by holders at any time prior to the Expiration Date. In addition, tendered Warrants may be withdrawn by holders at any time after the expiration of forty business days from the commencement of the Offer, if the Warrants have not yet been accepted by the Company for exchange.

The Offer and Consent Solicitation were previously scheduled to expire at Midnight (end of day), Eastern Time, on September 22, 2023. The other terms of the Offer and Consent Solicitation are as set forth in the Prospectus/Offer to Exchange dated August 25, 2023, and Schedule TO, dated August 25, 2023, each as amended and supplemented from time to time, and each of which have been filed with the U.S. Securities and Exchange Commission (“SEC”) and more fully set forth the terms and conditions of the Offer and Consent Solicitation.

Concurrently with the Offer, the Company is also soliciting consents from holders of the Warrants to amend the warrant agreement that governs all of the Warrants (the “Warrant Agreement”) to permit the Company to require that each Warrant that is outstanding upon the closing of the Offer be converted into 0.207 Ordinary Shares, which is a ratio 10% less than the exchange ratio applicable to the Offer (the “Warrant Amendment”). Pursuant to the terms of the Warrant Agreement, all except certain specified modifications or amendments require the vote or written consent of holders of at least 50% of the number of the then outstanding Warrants. Parties representing approximately 30.4% of the Warrants have agreed to tender their Warrants in the Offer and to consent to the Warrant Amendment in the Consent Solicitation, pursuant to a tender and support agreement. Accordingly, if holders of an additional approximately 19.6% of the outstanding Warrants consent to the Warrant Amendment in the Consent Solicitation, and the other conditions of the Offer are satisfied or waived, then the Warrant Amendment will be adopted.

As of 5:00 p.m., Eastern Time, on September 21, 2023, 6,793,364 Warrants, or approximately 49.2% of the outstanding Warrants, had been validly tendered and not validly withdrawn.

The Company’s Ordinary Shares and Warrants are listed on the NYSE under the symbols “ALLG” and “ALLG.WS,” respectively. As of September 18, 2023, a total of 13,799,948 Warrants were outstanding.

The Company has engaged BofA Securities, Inc. as the dealer manager for the Offer and Consent Solicitation. Any questions or requests for assistance concerning the Offer and Consent Solicitation may be directed to BofA Securities, Inc. at:

BofA Securities

NC1-022-02-25

201 North Tryon Street

Charlotte, NC 28255-0001

Attn: Prospectus Department

Email: dg.prospectus_requests@bofa.com

D.F. King & Co., Inc. has been appointed as the information agent for the Offer and Consent Solicitation, and Continental Stock Transfer & Trust Company has been appointed as the exchange agent. Requests for documents should be directed to D.F. King & Co., Inc. at (800) 967-7635 (for warrant holders) or (212) 269-5550 (for banks and brokers) or via the following email address: allego@dfking.com.

Important Additional Information Has Been Filed with the SEC

Copies of the Schedule TO and Prospectus/Offer to Exchange will be available free of charge at the website of the SEC at www.sec.gov. Requests for documents may also be directed to D.F. King & Co., Inc. at (800) 967-7635 (for warrant holders) or (212) 269-5550 (for banks and brokers) or via the following email address: allego@dfking.com. A registration statement on Form F-4 relating to the securities to be issued in the Offer has been filed with the SEC but has not yet become effective. Such securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

This press release is for informational purposes only and shall not constitute an offer to purchase or a solicitation of an offer to sell the Warrants or an offer to sell or a solicitation of an offer to buy any Ordinary Shares in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state. The Offer and Consent Solicitation are being made only through the Schedule TO and Prospectus/Offer to Exchange, and the complete terms and conditions of the Offer and Consent Solicitation are set forth in the Schedule TO and Prospectus/Offer to Exchange.

Holders of the Warrants are urged to read the Schedule TO and Prospectus/Offer to Exchange carefully before making any decision with respect to the Offer and Consent Solicitation because they contain important information, including the various terms of, and conditions to, the Offer and Consent Solicitation.

None of the Company, any of its management or its board of directors, or the information agent, the exchange agent or the dealer manager makes any recommendation as to whether or not holders of Warrants should tender Warrants for exchange in the Offer or consent to the Warrant Amendment in the Consent Solicitation.

# # #

About Allego

Allego is a leading provider of electric vehicle charging solutions, dedicated to accelerating the transition to electric mobility with 100% renewable energy. Allego has developed a comprehensive portfolio of innovative charging infrastructure and proprietary software, including its Allamo and EV Cloud software platforms. With a network of almost 35,000 charging ports (and counting) spanning 15 countries, Allego delivers independent, reliable, and safe charging solutions, agnostic of vehicle model or network affiliation. Founded in 2013 and publicly listed on the NYSE in 2022, Allego now employs a team of 220 people striving every day to make charging accessible, sustainable, and enjoyable for all.

Forward-Looking Statements

All statements other than statements of historical facts contained in this press release are forward-looking statements within the meaning of U.S. federal securities laws, including statements about the expiration date for the Offer and Consent Solicitation. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,”, “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, without limitation, Allego’s expectations with respect to future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Allego’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) changes adversely affecting Allego’s business, (ii) the price and availability of electricity and other energy sources, (iii) the risks associated with vulnerability to industry downturns and regional or national downturns, (iv) fluctuations in Allego’s revenue and operating results, (v) unfavorable conditions or further disruptions in the capital and credit markets, (vi) Allego’s ability to generate cash, service indebtedness and incur additional indebtedness, (vii) competition from existing and new competitors, (viii) the growth of the electric vehicle market, (ix) Allego’s ability to integrate any businesses it may acquire, (x) Allego’s ability to recruit and retain experienced personnel, (xi) risks related to legal proceedings or claims, including liability claims, (xii) Allego’s dependence on third-party contractors to provide various services, (xiii) data security breaches or other network outage, (xiv) Allego’s ability to obtain additional capital on commercially reasonable terms, (xv) Allego’s ability to remediate its material weaknesses in internal control over financial reporting, (xvi) the impact of COVID-19, including COVID-19 related supply chain disruptions and expense increases, (xvii) general economic or political conditions, including the Russia/Ukraine conflict or increased trade restrictions between the United States, Russia, China and other countries, and (xviii) other factors detailed under the section entitled “Risk Factors” in Allego’s filings with the Securities and Exchange Commission. The foregoing list of factors is not exclusive. If any of these risks materialize or Allego’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Allego presently does not know or that Allego currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Allego’s expectations, plans or forecasts of future events and views as of the date of this press release. Allego anticipates that subsequent events and developments will cause Allego’s assessments to change. However, while Allego may elect to update these forward-looking statements at some point in the future, Allego specifically disclaims any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing Allego’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Disclaimer

This press release is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contacts:

Investors

investors@allego.eu

Media

allegoPR@icrinc.com